UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of October, 2024

 Commission File Number: 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street, Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.5 and 99.6 to this Form 6-K of Eldorado Gold Corporation (the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272034) and the Registration Statements (File Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600) on Form S-8 of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibits

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2024 and 2023
99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2024
99.3	CEO Certification
99.4	CFO Certification
99.5	Consent of Simon Hille
99.6	Consent of Jessy Thelland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION
(Registrant)

Date: October 31, 2024	/s/ Karen Aram Karen Aram Corporate Secretary